EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Nabi Biopharmaceuticals for the registration of up to $175,000,000 of debt securities, warrants, preferred stock or common stock and to the incorporation by reference therein of our report dated February 10, 2004, with respect to the consolidated financial statements and schedule of Nabi Biopharmaceuticals included in its Annual Report (Form 10-K) for the year ended December 27, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

West Palm Beach, FL

December 02, 2004